

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 26, 2008

Ms. Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited
1177 West Hastings Street, Suite 2100
Vancouver, British Columbia
Canada V6E 2K3

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

1. In future filings, please remove references to the disclosure requirements or definitions contained in former Regulation S-B. Additionally, please also note that as an accelerated filer filing on Form 20-F, the scaled disclosure requirements applicable to smaller reporting companies are not available to you.

Selected Financial Data, page 7

2.   We note that under Canadian GAAP, you present $12,579 of amortization, asset
        write-down and depletion of mineral property, plant and equipment in 2005. You
        also present a corresponding amount of $416,213 under U.S. GAAP, resulting in
        a GAAP difference of $403,634. However, you do not present this item as a
        reconciling item in your financial information under Note 18 on page F-34.
        Please explain the inconsistency in these presentations, and indicate how you
        propose to resolve this matter.

Controls and Procedures, page 117

3.   We note your statement that there have been no changes in your *internal control*
        over financial reporting during the *quarter* ended December 31, 2007. Please
        comply with Item 15(d) of the Form 20-F instructions, which requires that you
        disclose any change in your *internal control over financial reporting* that
        occurred *during the period covered by the annual report* that has materially
        affected, or is reasonable likely to materially affect your internal control over
        financial reporting.

        Please also include the conforming language in your certifications at Exhibits
        12.1 and 12.2, following the guidance in Item 19 of the Form 20-F instructions.

Audit Committee Financial Expert, page 117

4.   We direct you to Item 16A of Form 20-F and instruction 2 thereof. Your
        disclosure under Item 6.A should be further supplemented to show the relevant
        experience Mr. Kopcheff has that qualifies him as the audit committee financial
        expert. In future filings, please supplement your disclosure accordingly.

5.   In future filings, disclose the definition of independence that you are using in
        describing your audit committee financial expert as independent.

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page F-7

6.   We note your disclosure stating that you expense periodic option payments related
        to mineral properties. Tell us whether you believe any of these options would be
        appropriately characterized as mineral rights, as defined in EITF 04-02 for U.S.

GAAP purposes, and explain the basis for your conclusion. As you may know, we would ordinarily expect costs of acquiring mineral rights to be capitalized, then subject to impairment testing under SFAS 144 and EITF 04-03 for U.S. GAAP purposes. If the options represent mineral rights, please explain how your U.S. GAAP information in Note 18 would need to change to comply with this guidance.

Revenue recognition, page F-9

7.   We note your disclosure stating that revenue is recorded "gross of treatment and refining costs paid to counter parties under terms of the off take arrangements." Please disclose the terms of these off take arrangements with details sufficient to understand the reasons you believe that revenue and costs should be reported on a gross rather than net basis. Also indicate how the timing of recognition relates to the physical conveyance of product and rendering of service (e.g. any treatment and refining for which you are responsible).

Exhibits 12.1 and 12.2

8.   We note that you refer to yourself as "the small business issuer." In future filings, you should revise your certifications to refer to yourself as "the company."

Engineering Comments

Information on the Company, page 18

General

The following general comments pertain to disclosures about your Primary Mining Properties and Primary Exploration Properties, including the Topia Mine, Guanajuato Mine Complex, and Mapimi Project, beginning on pages 22, 23 and 25.

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the

guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties identified in the filing. For any properties discussed which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

C. Primary Mining Properties, page 22

Production - Topia Mine, page 24

11.   You disclose a silver equivalent grade in this section. Please disclose how this estimate was calculated and disclose the relevant parameters, such as commodity prices and metallurgical recovery which were used.

Guanajuato Mine Complex, page 24

12.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

13.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that such information is not in compliance with NI 43-101, you may need to remove disclosure of the related estimates.

14.   You discuss historical exploration activities and you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

15.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

D. Primary Exploration Properties, page 25

Mapimi Project, page 25

16.   Please classify the resource estimate that your refer to as the oxide and sulfide resources for this Mapimi project.

17.   The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Show how this calculation demonstrates that the cutoff grade or tenor used to define your mineral resource

has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Virimoa Project, page 27

18.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near your property and instead focus the disclosure solely on your property interests.

Payable Metal from Wardrop Resource, page 34

19.   We note that you disclose *payable metal* based on your resource estimate for the Topia mine. We generally find that disclosure regarding payable metal for estimates other than proven or probable reserves implies a degree of reliability that does not have a sufficient basis due to the uncertainty surrounding factors involved in its calculation. Given that you have not established proven or probable reserves for this deposit, if appears you should limit your disclosure to the tonnage and metal grades associated with your resource estimates and clearly define your contained metal estimates as such.

Exploration page 46

20.   We note you refer to sample ranges as you discuss your sampling programs. As for reporting the results of sampling and chemical analyses, please read the following points regarding mineralization of existing or potential economic significance, which we believe would be generally consistent with meaningful disclosure:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please advise us of the changes necessary to comply with this guidance or describe any circumstances that you believe would support an alternate approach.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall,
Assistant Director